Exhibit 99.1

Wearable Devices Secures U.S. Patent for Groundbreaking Neural Interface Technology

Granted Patent Covers Neural Measurement of Weight, Torque and Force with Broad Applications in Brain-Computer Interfaces, Industry 4.0 and Extended Reality

YOKNEAM ILLIT, ISRAEL, Aug. 11, 2025 (GLOBE NEWSWIRE) – Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that the United States Patent and Trademark Office has officially granted the Company’s patent titled “Gesture and Voice-Controlled Interface Device.”

This newly granted patent protects Wearable Devices’ proprietary neural interface technology that enables gesture-based control and real-world physical measurements directly from the wrist. The patent includes claims for estimating the weight of objects, measuring torque applied when fastening or rotating objects (such as screws or faucets), and quantifying applied force, like when securing connectors in cable harnesses. It also encompasses capabilities related to voice commands, user interaction, extended reality (“XR”) embodiment, and brain-computer interface innovations.

“Securing this patent is a major milestone in the development and protection of our core technologies,” said Guy Wagner, co-founder, President and Chief Scientific Officer of Wearable Devices. “We’re excited to integrate these advanced neural capabilities into our product lines and demonstrate their transformative potential in real-world environments.”

The patent supports Wearable Devices’ strategic IP roadmap, which emphasizes building a broad and adaptable global patent portfolio covering future applications of wearable bio-potential sensors. The innovation covered by this patent is expected to play a pivotal role in various sectors, with key use cases including:

●	Deepening immersion and interaction in XR environments.

●	Boosting efficiency and accuracy in logistics, industrial, and manufacturing workflows.

●	Enhancing daily functionality and embodiment for individuals with severe disabilities.

This patent grant strengthens the Company’s position at the forefront of the neural interface revolution, as it continues to develop next-generation technologies that blend natural human input with digital intelligence.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a pioneering growth company revolutionizing human-computer interaction through its AI-powered neural input technology for both consumer and business markets. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s innovative products, including the Mudra Band for iOS and Mudra Link for Android, enable seamless, touch-free interaction by transforming subtle finger and wrist movements into intuitive controls. These groundbreaking solutions enhance gaming, and the rapidly expanding augmented reality (AR), virtual reality (VR) and XR landscapes. The Company offers a dual-channel business model: direct-to-consumer sales and enterprise licensing. Its flagship Mudra Band integrates functional and stylish design with cutting-edge AI to empower consumers, while its enterprise solutions provide businesses with the tools to deliver immersive and interactive experiences. By setting the input standard for the XR market, Wearable Devices is redefining user experiences and driving innovation in one of the fastest-growing tech sectors. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our technology and its potential benefits, transformative potential of our technology in real-world environments, that this patent strengthens our position at the forefront of the neural interface revolution and our IP strategy. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact
Michal Efraty
IR@wearabledevices.co.il